Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008	2007	2006	2005	2004	2003
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$348	$1,183	$977	$762	$754	$929	$875
Fixed charges included in the determination of net income	87	348	328	313	333	258	309

Total earnings, as defined	$435	$1,531	$1,305	$1,075	$1,087	$1,187	$1,184

Fixed charges, as defined:
Interest charges	$84	$335	$320	$311	$329	$256	$318
Rental interest factor	3	13	12	11	10	9	10

Total fixed charges, as defined	$87	$348	$332	$322	$339	$265	$328

Ratio of Earnings to Fixed Charges	5.00	4.40	3.93	3.34	3.21	4.48	3.61